TimefireVR Inc.

7150 E. Camelback Rd.

Suite 444

Scottsdale AZ, 85251

April 9, 2018

VIA EDGAR

Edwin Kim, Attorney-Advisor

Folake Ayoola, Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: TimefireVR Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 5, 2018

File No. 000-31587

Dear Mr. Kim:

In your letter dated March 26, 2018 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Schedule 14A within ten business days or advise you when we would provide a response.

During your telephone conversation with our legal counsel on April 6, 2018, they advised you that, due to time constraints associated with our legal counsel’s Form 10-K filings, we would like to request an extension of time to provide a response. Accordingly, we respectfully request a ten business day extension, until April 23, 2018, to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call our legal counsel at (561) 227-4557.

Very truly yours,

/s/Jonathan Read

_______________________

Jonathan Read

Chief Executive Officer

CC: Michael Harris, Esq.

Nason, Yeager, Gerson, White & Lioce, P.A.